EXHIBIT (a)(1)(P)

Subject: WebEx Recording of Employee Stock Option Exchange Program Information Session

If you are eligible to participate in the recently announced Employee Stock Option Exchange Program, you are invited to view a recorded WebEx session containing information about the program. This WebEx session is a recording of a live session previously conducted in Irvine. It will be available for viewing online until the Offer Expiration Date of July 1, 2003 at 5:00 p.m. Eastern Daylight Saving Time.

To access the session, click on the link below or copy and paste it into your browser's address field: http://skyworksinc.webex.com/skyworksinc/playback.php?FileName=http%3A//netpodium.conexant.com/skyworks/webex_rec/stock_op_exc_prog.wrf&Rnd=0.624345046326714

The latest version of the WebEx Player will automatically be installed when you visit this web address.

If you have any questions, please contact Stock Administration at 781-376-3260.

Stock Administration
[Insert contact information here]